                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13D





                   Under the Securities Exchange Act of 1934




                             MERCHANTS GROUP, INC.
                   -----------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 par value
                   -----------------------------------------
                         (Title of Class of Securities)



                                   588539-10-6
                                 --------------
                                 (CUSIP Number)


                                 Robert M. Zak
                       Merchants Mutual Insurance Company
                                250 Main Street
                     Buffalo, New York 14202 (716) 849-3380
                   -----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 25, 1998
                       ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]





                        This Document contains 12 Pages.

---------------------                                         ------------------
CUSIP No. 588539-10-6            SCHEDULE 13D                 PAGE 2 OF 12 PAGES
          -----------
---------------------                                         ------------------

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Merchants Mutual Insurance Company  (16-0550140)
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------------------------------------------------------------------
NUMBER OF      7   SOLE VOTING POWER

SHARES             255,000
            --------------------------------------------------------------------
BENEFICIAL-    8   SHARED VOTING POWER

LY OWNED
            --------------------------------------------------------------------
BY EACH        9   SOLE DISPOSITIVE POWER

REPORTING          255,000
            --------------------------------------------------------------------
PERSON        10   SHARED DISPOSITIVE POWER

WITH
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            255,000
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN
            SHARES*                                           [X]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

                            8.7%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D



                             MERCHANTS GROUP, INC.
                             ---------------------

ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the shares of Common Stock, $.01 par value per share ("Shares"), of Merchants Group, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 250 Main Street, Buffalo, New York 14202.

ITEM 2.     IDENTITY AND BACKGROUND.

            This Statement is filed on behalf of Merchants Mutual Insurance Company, a New York domiciled mutual property and casualty insurance company ("Mutual"). The address of Mutual's principal office is 250 Main Street, Buffalo, New York 14202.

            Mutual acquired its Shares of the Issuer prior to November 1986. In November 1996 the Issuer completed its initial public offering. Mutual filed a Schedule 13G with the Securities and Exchange Commission ("SEC") on February 13, 1987, reporting its ownership of 1,155,000 Shares of Issuer, which represented 57.6% of Issuer's issued and outstanding Shares as of December 31, 1986. As a result of the sale by Mutual of 900,000 Shares and the sale by the Issuer of an additional 950,000 Shares in a public offering in June 1993 which was registered with the SEC, Mutual filed Amendment No. 1 to its Schedule 13G with the SEC on July 6, 1993, reporting its reduced ownership of 255,000 Shares of Issuer, which represented 8.4% of Issuer's issued and outstanding Shares at that time. Mutual has not acquired or disposed of any Shares since the filing of Amendment No. 1 to its Schedule 13G on July 6, 1993. Mutual is filing this
            Schedule 13D to update the information contained in Item 4 relating to in the purpose for which it holds the Shares (see Item 4. Purpose of Transaction).

            Item 2 information with respect to the directors and executive officers of Mutual is contained in Attachment A hereto, which is incorporated herein by this reference. Mutual and its executive officers and directors are sometimes hereinafter collectively re-ferred to as the "Reporting Persons."

            During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jur-isdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individual Reporting Persons is a citizen of the United States, except for Kurt Wiedenhaupt who is a German citizen.

            NOTE: Nothing in this Statement shall be construed as a statement or admission that the Reporting Persons, or any of them, (i) are acting as a group in the acquisition, disposition or holding of Shares, (ii) collectively constitute a "person" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), or (iii) for the purposes of Section 13(d) of the Act, are the beneficial owners of any Shares other than those Shares in which each person is specifically identified in this Statement to have a beneficial ownership.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Reference is made to Item 5 below.

ITEM 4.     PURPOSE OF TRANSACTION.

            The business and day-to-day operations of the Issuer and its wholly-owned subsidiary, Merchants Insurance Company of New Hampshire, Inc. ("MNH"), are closely aligned with those of Mutual. This is the result of a combination of factors. Mutual has had a historical ownership interest in the Issuer and MNH. Prior to November 1986 MNH was a wholly-owned subsidiary of Mutual. Following the Issuer's initial public offering in November 1986 until a secondary stock offering in July 1993 the Issuer was a majority-owned subsidiary of Mutual. Mutual currently owns 8.8% of the Issuer. Under the Management Agreement dated September 29, 1986, Mutual provides the Issuer and MNH with all facilities and personnel to operate their business. The only officers of the Issuer or MNH who are paid full time employees are employees of the Mutual whose services are provided to the Issuer and MNH by Mutual under the Management Agreement. Also, the operation of MNH's insurance business, which offers substantially the same lines of insurance as Mutual through the same independent insurance agents, creates a close relationship among the companies.

            From time to time the Directors of the Issuer and Mutual have discussed possible changes in the relationship among the three companies for the purposes of improving their insurance operations and reducing the instances where there might be conflicts between MNH and Mutual. To date, none of these discussions has resulted in any agreements or in any change in the relationship.

            On March 25, 1998, Mutual informed the Issuer's Board of Directors that Mutual is considering whether it would be in its best interest to purchase all or substantially all of the stock of the Issuer or MNH, and that Mutual has retained an investment banking firm and independent legal counsel to assist it in determining whether such a proposal is advisable and, if so, whether Mutual could obtain regulatory approvals and financing for any such proposal. To date, Mutual has not presented any such proposal to the Issuer, and there can be no assurance that Mutual will present any proposal to the Issuer or as to whether Mutual would be able to secure the financing and regulatory approvals necessary to complete any such proposal.

            Subject to the preceding paragraph, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's Certificate of Incorporation, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to cease to be listed on a national securities exchange; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            As of the date hereof, Mutual owns 255,000 Shares (8.7% of the class), all of which were acquired prior the Issuer's initial public offering in November 1986. Mutual has sole voting and sole dispositive power with respect to all of those Shares. Mutual has not acquired or disposed of any Shares during the past 60 days. Mutual's cost basis in its Shares is $2,474,439.

            The table below sets forth the number of Shares owned by each Director and each executive officer of Mutual who own Shares and the amount used to acquire their Shares. Each person acquired their Shares with personal funds. No Director or executive officer of Mutual has acquired or disposed of any Shares during the past 60 days. Each individual listed has sole voting and sole dispositive power with respect to the Shares owned, unless otherwise indicated. Mutual disclaims any beneficial interest in the Shares owned by each individual listed below.


                        Number of
      Name             Shares Owned          %(1)         Amount Paid
      ----             ------------          ----         -----------

Directors:
----------

Randall L. Clark          1,000              .03%        $10,500.00

Margaret N. Kafka         4,400(2)           .15%         27,600.00

Ross B. Kenzie            2,526              .09%         25,399.00

Robert M. Zak            18,460(3)           .63%         79,086.57


                        Number of
      Name             Shares Owned          %(1)         Amount Paid
      ----             ------------          ----         -----------

Officers:
---------

Kenneth J. Wilson           800              .03%         15,312.49

Fred A. Hildebrand        4,400(4)           .15%         12,625.00

Edward M. Murphy          7,850(5)           .27%         45,684.97



(1) The percentages are based upon the number of Shares indicated as outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 1997 (2,908,202) plus any Shares such person has the right to acquire within 60 days of the date of this Schedule 13D under the Merchants Group, Inc. 1986 Stock Option Plan, as amended (the "Option Plan").

(2) Includes 2,000 Shares that Ms. Kafka has the right to acquire under the Option Plan within 60 days of the date of this Schedule 13D.

(3) Includes 12,750 Shares that Mr. Zak has the right to acquire under the Option Plan within 60 days of the date of this Schedule 13D and 1,110 Shares held by the Merchants Mutual Supplemental Executive Retirement Plan for the benefit of Mr. Zak.

(4) Includes 3,750 Shares that Mr. Hildebrand has the right to acquire under the Option Plan within 60 days of the date of this Schedule 13D.

(5) Includes 5,000 Shares that Mr. Murphy has the right to acquire under the Option Plan within 60 days of the date of this Schedule 13D and 250 Shares held by his spouse, in which he disclaims beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

                Not applicable.

                                   SIGNATURE





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







DATED:     March 31, 1998





                           MERCHANTS MUTUAL INSURANCE COMPANY

                           By: /s/ ROBERT M. ZAK
                               -----------------------------------
                                   Robert M. Zak
                                   President

                                  ATTACHMENT A
                                  ------------





ITEM 2.     IDENTITY AND BACKGROUND.



                      DIRECTORS AND EXECUTIVE OFFICERS OF
                       MERCHANTS MUTUAL INSURANCE COMPANY



I. DIRECTORS

                                                     Principal Occupation and Business
Directors and Addresses            Director Since    Experience for Past Five Years
-----------------------            --------------    ------------------------------

Franklyn S. Barry, Jr.           November 17, 1982   President of Hemex, Inc. (a medical device
22 Penhurst Park                                     company) from 1997 - present; Investor
Buffalo, NY  14222                                   from 1993-1997; Chairman and Chief
                                                     Executive Officer of Sheridan Infant
                                                     Products, Inc. (infant accessory manu-
                                                     facturing) from 1991 to 1993.

Randall L. Clark                 November 20, 1985   Chairman of the Board of Directors of
177 Halston Parkway                                  Mutual since May 1997; Chairman, Dunn
East Amherst, NY  14051                              Tire Corp. (retail auto/truck tire sales and
                                                     repair) since April 1996; Executive Vice-
                                                     President of Pratt & Lambert, Inc. (manu-
                                                     facturer of architectural finishes and
                                                     chemical specialties) from 1992 to February 1996.

Linda P. Duch                    December 17, 1997   An Executive Officer of KeyBank National
KeyBank National Association                         Association (a national banking association)
50 Fountain Plaza, 4th Floor                         from September 1992 to present.
Buffalo, NY  14202

John T. Hoskins                  May 15, 1996        Chairman and Chief Executive Officer of
Curtis Screw Co., Inc.                               Curtis Screw Co., Inc. (a manufacturer
1130 Niagara Street                                  of custom components) for more than
Buffalo, NY  14213                                   five years.

Margaret N. Kafka                July 26, 1995       Vice-President -- Corporate Services of
Merchants Mutual                                     Mutual and MNH since 1989.
Insurance Company
250 Main Street
Buffalo, NY  14202

                                                     Principal Occupation and Business
Directors and Addresses            Director Since    Experience for Past Five Years
-----------------------            --------------    ------------------------------

Bernard J. Kennedy               May 21, 1986        President of National Fuel Gas Company
National Fuel Gas Company                            since 1987.
10 Lafayette Square
Buffalo, NY  14203

Ross B. Kenzie                   July 20, 1982       Retired Chairman and Chief Executive
Cyclorama Building                                   Officer of Goldome (a diversified banking
Suite 100                                            company) since 1989.
369 Franklin Street
Buffalo, NY  14202

Brian J. Lipke                   July 23, 1997       President and Chief Executive Officer of
Gibraltar Steel Corp.                                Gibraltar Steel Corp.(a processor of value
3556 Lake Shore Road                                 added steel products) since 1983.
Buffalo, NY  14219

Frank J. McGuire                 August 22, 1984     Chairman of The McGuire Group (real
The McGuire Group                                    estate and health care facility ownership,
1827 Seneca Street                                   development and operation) since 1990.
Buffalo, NY  14210

Dr. Muriel A. Moore              May 21, 1997        President of Buffalo State College since
Buffalo State College                                April 1996; Vice President - Public Service
1300 Elmwood Avenue                                  and Urban Affairs of the State University
Buffalo, NY  14222                                   of New York at Buffalo from 1992 to 1996.

Bryant H. Prentice, III          March 22, 1995      Chairman and Chief Executive Officer of
Bryant & Stratton Schools                            Bryant and Stratton Schools for more than
40 North Street, 2nd Floor                           five years.
Buffalo, NY  14202

Kurt Wiedenhaupt                 August 23, 1995     Chairman of the Board, President and Chief
American Precision                                   Executive Officer of American Precision
Industries Inc.                                      Industries Inc. (a diversified manufacturing
2777 Walden Avenue                                   company which produces high quality
Buffalo, NY  14225                                   products for the heat transfer,
                                                     motion control and electronic components
                                                     industries) since 1992.



                                                       Principal Occupation and Business
Directors and Addresses          Director Since        Experience for Past Five Years
-----------------------          --------------        ------------------------------

Robert M. Zak                    December 31, 1990     President and Chief Executive Officer of
Merchants Insurance Group                              Mutual and MNH since November 1, 1995;
250 Main Street                                        Chief Operating Officer of Mutual and MNH
Buffalo, NY  14202                                     from June 30, 1995 to October 31, 1995;
                                                       Chief Operating Officer of MGI since
                                                       June 30, 1995; Chief Financial Officer of
                                                       Mutual, MNH and MGI from 1991 through 1996
                                                       Senior Vice-President of Mutual and MNH
                                                       from 1992 to 1995; Senior Vice-President of
                                                       MGI since 1992; Secretary from 1990 to
                                                       1995 and Treasurer from 1988 to 1996 of
                                                       Mutual and MNH; Secretary since 1990
                                                       and Treasurer from 1988 to 1996 of .
                                                       MGI.

















II.         EXECUTIVE OFFICERS

Name, Position and                   Principal Occupation and Business Experience
Tenure with Mutual                   for Past Five Years
------------------                   -------------------

Randall L. Clark                     Chairman of the Board of Mutual since May 1997;
     Chairman of the Board           Chairman, Dunn Tire Corp. (retail auto/truck tire sales and
          1997                       repair) since April 1996; Executive Vice President of Pratt
                                     & Lambert, Inc. (manufacturer of architectural finishes and chemical specialties) from 1992 to February 1996.

Robert M. Zak                        President and Chief Executive Officer of Mutual and
     President, Chief Executive      MNH since November 1, 1995; Chief Operating Officer of
     Officer and Treasurer           Mutual and MNH from June 30, 1995 to October 31,
          1985                       1995; Chief Operating Officer of MGI since June 30, 1995;
                                     Chief Financial Officer of Mutual, MNH and MGI
                                     from 1991 to 1996; Senior Vice-President of Mutual
                                     and MNH from 1992 to 1995; Senior Vice-President of
                                     MGI since 1992; Secretary from 1990 to 1995 and
                                     Treasurer from 1988 to 1996 of Mutual and MNH; Secretary
                                     since 1990 and Treasurer from 1988 to 1996 of Issuer.

Kenneth J. Wilson                    Chief Financial Officer and Vice President of Mutual,
     Chief Financial Officer and     MNH and MGI since December 30, 1996; President and
     Vice President                  Chief Executive Officer of Empire of America Realty
          1996                       Credit Corp. (mortgage banking) from January 1995 to
                                     December 1996; Chief Financial Officer of Empire of
                                     America Realty Credit Corp. from November 1992 to
                                     November 1995.

Fred A. Hildebrand                   Senior Vice-President -- Regional Operations of the
     Senior Vice-President --        Registrant and MNH since 1996; Vice-President -- Sales
     Regional Operations             and Marketing of Northwestern National Insurance Group
          1996                       (property and casualty insurance) from 1989 to 1996.

Margaret N. Kafka                    Vice-President -- Corporate Services of Mutual and MNH
     Vice-President --               since January 1989.
     Corporate Services
          1968

Edward M. Murphy                     Secretary of Mutual and MNH since November 1,
     Vice-President --               1995; Vice-President -- Investments of Mutual, MGI
     Investments, Secretary          and MNH since 1991.
          1985


Name, Position and                   Principal Occupation and Business Experience
Tenure with Mutual                   for Past Five Years
------------------                   -------------------

William J. Nagy                      Vice-President -- Process Improvement of Mutual
     Vice-President --               and MNH since April 1997; Vice-President -- Claims
     Process Improvement             Operations of Mutual and MNH from 1995 to 1997;
          1995                       Director, Field Operations, AAA Michigan Auto Club
                                     Insurance Association from 1992 to 1994.

Robert H. Fagerburg                  Vice-President -- Claims Operations of Mutual and
     Vice-President --               MNH since April 1997; Vice-President -- Claims of the
     Claims Operations               Silvey Companies from 1990 to 1997.
          1997

Thomas B. Harris                     Vice-President -- Underwriting of Mutual and MNH
     Vice-President --               since May 1997; Vice-President -- Underwriting and
     Underwriting                    Product Development of Universal Underwriters Group
          1997                       from 1993 to 1996.

Clark M. Sykes                       Vice-President -- Information Technology of Mutual and
     Vice-President --               MNH since 1993; Senior Project Executive of IBM
     Information Technology          Corporation from 1992 to 1993.
          1993


Each of the executive officers of Mutual has a business address at 250 Main Street, Buffalo, NY. 14202.